SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated September 2, 2021, the Company reported that in compliance with Section 62 of the Regulations issued by the Buenos Aires Stock Exchange, the following information:

1. Net Result	In million of ARS
	06/30/21	06/30/20
Attributable to:

Controlling company’s shareholders	(21,933)	25,668
Non-controlling interest	(604)	1,598

2. Shareholders’ Equity	In million of ARS
	06/30/21	06/30/20
Capital stock	54,123	126
Comprehensive adjustment of capital stock	27,170	5,156
Additional paid in capital	-	14,509
Legal reserve	1,484	201
Reserve for future dividends	-	47,511
Reserve Resolution CNV 609/12	-	13,866
Special reserve	9,816	226
Other reserve	101	-
Changes in non controlling interest	(330)	(271)
Retained earnings	(20,409)	25,668
Other comprehensive results	509	378
Total attributable to controlling company’s shareholders	72,464	107,370
Non-controlling interest	5,549	6,143
Total Shareholders’ Equity	78,013	113,513

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 54,123,001,970  divided into 541,230,019 common, registered, non-endorsable shares of ARS 100 par value each and entitled to one vote per share.

The Company’s principal shareholder is IRSA Inversiones y Representaciones S.A. with 432,570,149 shares, accounting for 79.92% of the issued capital stock. The remaining 20.08% is floating in the market.

Below are the highlights for the period ended June 30, 2021:

➢
The results for fiscal year 2021 have been affected by the restrictions due to the COVID19 pandemic. The company's shopping malls were closed for most of the year while the offices remained operational, even though most of the tenants adopted the remote work modality.

➢
Tenant sales in shopping malls fell 27.8% in real terms in fiscal 2021 compared to 2020 and the occupancy of the portfolio was 90%. Office revenue fell 21.9% and occupancy in A + and A buildings dropped to 80%. Adjusted EBITDA of the rental segment reached ARS 4,670 million in fiscal year 2021, 47.3% lower than in 2020, while total Adjusted EBITDA, which includes investment property sales, reached ARS 14,477 million, growing by 54, 1% in the year.

➢
The net result for fiscal year 2021 showed a loss of ARS 22,537 million, mainly explained by a loss of ARS 13,946 million due to changes in the fair value of investment properties and the impact of the change in the rate, from 25% to 35%, in deferred income tax.

➢
During fiscal year 2021, we sold approximately 29,700 m2 of premium offices for a total amount of USD 170.6 million and inaugurated “200 Della Paolera” building, the company's new headquarters.

➢
In financial matters, this year we canceled the Class IV notes for a total amount of USD 140 million and distributed a cash dividend in the amount of ARS 9,700 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: September 2, 2021